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SEC
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MAR 01 2018

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18006073

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James L. Finefrock and Associates Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2375 East Camelback Road, Suite 600
(No. and Street)

Phoenix	Arizona	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James L. Finefrock (602) 513-9177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldshot, Lamb & Hobbs, Inc.
(Name – *if individual, state last, first, middle name*)

3066 Kettering Blvd.	Dayton	Ohio	45439
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James L. Finefrock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James L. Finefrock and Associates Corp, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

By: James L. Finefrock, President

Title

Notary Public

JOANNA WOLTJA, Notary Public
In and for the State of Ohio
My Commission Expires March 8, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

Filed Pursuant to Rule 17a-5(e) (3)
as a Public Document.

SEC File Number 8-33242

GOLDSHOT, LAMB & HOBBS, INC.
CERTIFIED PUBLIC ACCOUNTANTS
3066 KETTERING BOULEVARD
DAYTON, OH 45439

Goldshot,
Lamb &
Hobbs, Inc.

Certified Public Accountants
Business Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
James L. Finefrock and Associates Corp.

We have audited the accompanying statement of financial condition of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2017. This financial statement is the responsibility of James L. Finefrock and Associates Corp.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States.

Goldshot, Lamb & Hobbs, Inc.

Dayton, Ohio
February 27, 2018

3066 Kettering Blvd. | Dayton, Ohio 45439 V 937.297.3400 F 937.297.3406 W glhcpas.com

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 29,361
Receivables – Related Party (No allowance)	39,969
Total Current Assets	69,330
OTHER ASSETS	
Deposits	521
Deferred Income Taxes	881
Total Other Assets	1,402
TOTAL ASSETS	$ 70,732

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable – Related Party	$ 21
SHAREHOLDER'S EQUITY	
Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares	500
Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None	0
Additional Paid-in Capital	114,592
Accumulated Deficit	(44,381)
Total Shareholder's Equity	70,711
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 70,732

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations

James L. Finefrock and Associates Corp. (an Ohio Corporation) is a broker-dealer registered with the SEC and the FINRA. The Company is engaged primarily in raising funds for investment advisers and investment companies, and selling partnership units in real estate and other limited partnerships.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Rule 15c3-3 Section (k) (2) (i).

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Currently, tax years ended December 31, 2016, 2015 and 2014 are open and subject to examination by the taxing authorities.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash on hand, and cash in checking and savings accounts to be cash equivalents.

Date of Management's Review

Subsequent Events have been evaluated through February 27, 2018, which is the date the financial statement was available to be issued.

2. RELATED PARTY:

James L. Finefrock owns all of the outstanding shares of James L. Finefrock and Associates, Inc. ("Inc.")

At December 31, 2017, the Company owed Inc. $21 in expense reimbursements under the due diligence arrangements and the Company was due $39,969 from Inc. for due diligence services.

3. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2017. Therefore, no related reporting requirements to regulatory agencies were necessary.

4. INCOME TAXES:

The Company used $1,691 of net operating loss carry-forward during 2017; thus, no income tax provision was recorded. Additionally, based on the Company's current and expected pre-tax earnings, management believes that it is more likely than not that the Company will realize the benefits of a portion of its future net operating loss carry-forwards. Accordingly, the deferred tax asset increased by $395 and the valuation allowance also increased by $395 resulting in no provision or benefit for income taxes.

Deferred taxes are as follows:

Net operating loss carry-forwards of: $1,683 expiring in 2018; $1,700 expiring in 2022; $3,995 expiring in 2031; $1,143 expiring in 2034; $185 expiring in 2035; and $2,115 expiring in 2036.	$ 2,272
Valuation Allowance	(1,391)
Total	$ 881

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $29,340, which was $24,340 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07%.

Goldshot, Lamb & Hobbs, Inc.

Certified Public Accountants
Business Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
James L. Finefrock and Associates Corp.

We have reviewed management's statements, included in the accompanying James L. Finefrock and Associates, Inc. Exemption Report, in which (1) James L. Finefrock and Associates Corp. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which James L. Finefrock and Associates Corp. claimed an exemption from 17 C.F.R. Section 240.13c3-3: (2)(i) (the "exempt provision") and (2) James L. Finefrock and Associates Corp. met the identified exemption provision throughout the most recent fiscal year without exception. James L. Finefrock and Associates Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James L. Finefrock and Associates Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Goldshot, Lamb & Hobbs, Inc.

Dayton, Ohio
February 27, 2018

JAMES L. FINEFROCK AND ASSOCIATES CORP.

Sent From: Post Office Box 49700
West Carrollton, OH 45449-0700

(602) 513-9177 EMAIL: FINEFROCKASCCORP@MINDSPRING.COM (513) 824-5747

EXEMPTION REPORT OF FIRM set forth in SEC Rule 17a-5, the following information is hereby submitted on the date set forth on page two.

I. Broker-Dealer : **February 27, 2018**

JAMES L. FINEFROCK AND ASSOCIATES CORP. (herein "Broker-Dealer")

Firm's Official Address:
2375 East Camelback Rd, Suite 600
Phoenix, AZ 85016
(602) 513-9177, (801) 231-7806

State of Incorporation: Ohio

Ohio Mail Pick-Up Address:

P.O. Box 49700
West Carrollton, OH 45449-0700

SEC Registration Number: 8-33242

FINRA Registration Number: 16079

II. Broker-Dealer's Independent Public Accountant:

Goldshot, Lamb & Hobbs, Inc. **PCAOB No. 004105**
By James Hobbs, C.P.A.
3066 Kettering Blvd.
Dayton, OH 45439 (937) 297-3400

Accountant's State of Ohio Registration Number: 45439006

III. Audit Date Covered by the Agreement:

Fiscal Year, Period End: December 31, 2017

IV. The contractual commitment to conduct the broker's or dealer's annual audit is: (The same such auditor has been preparing the annual audit hereunder for ten (10) years.)

(X) for the annual audit only, for the fiscal year ending December 31, 2017.

Fiscal Year, Period End: December 31, 2017

For the TERM of every day since 1984 registration as a Broker-Dealer with N.A.S.D. and FINRA, the Firm claims:

(a) a SEC Rule 15c3-3(k)(2)(i) EXEMPTION for Special Account For the Exclusive Benefit of customers. Accordingly, the Firm and any entity receiving the Firm's Focus report for any quarter or year is aware by completion of cell 4560 of such representation of the Firm. Provision of this Certificate is redundant and not a good use of time and for unknown reason.

(b) of course by completing cell 4560 of each Focus Report for such TERM described above (every day since 1984) which includes 2017, the Firm is stating that such exemption was met without exception throughout 2017.

The Firm understands its auditor is relying on the representations described herein.

Submitted by the Firm by the undersigned authorized officer of Broker-Dealer.

JAMES L. FINEFROCK AND ASSOCIATES CORP. ("Broker-Dealer") ("Firm")

By [signature]
James L. Finefrock, C.O.O.

Date: February 27, 2018